September 30, 2025

Christopher Hatto
Vice President and Chief Accounting Officer
General Motors Company
300 Renaissance Center
Detroit, Michigan 48265-3000

       Re: General Motors Company
           Form 10-K for the Year Ended December 31, 2024
           Response Dated September 8, 2025
           File No. 001-34960
Dear Christopher Hatto:

        We have reviewed your September 8, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our August
26, 2025 letter.
 September 30, 2025
Page 2
Response Letter Dated September 8, 2025
Company Responses to Staff Comments 1 Through 3, page 2

1. We note your responses to prior comments one through three. ASC 280-10-50-22, 25, and 26A through 26C require disclosure of certain amounts for each reportable segment, and ASC 280-10-50-30 requires reconciliations from totals of certain
       reportable segments    amounts to consolidated amounts. Your tabular
disclosure of
       segment information includes certain amounts for Corporate, Total Automotive, and the consolidated entity that are not required by ASC 280 and should be removed from your Segment Reporting footnote. For example, because Total Automotive is not a
       reportable segment, disclosure of    Earnings (loss) before interest and
taxes
       adjusted    for Total Automotive is not required by ASC 280-10-50-22.
Similarly, the
       amount of other segment items disclosed for Total Automotive is not required by ASC
       280-10-50-26B. Please revise your footnote to:

             Reconcile the total of the reportable segments    measures of
segment profit or loss
           to consolidated income before taxes as required by ASC
280-10-50-30(b).
           Similarly, revise to reconcile other totals of reportable segments amounts, such as revenues, assets, and depreciation and amortization, to the corresponding consolidated amounts as required by ASC 280-10-50-30. Include amounts in the
           Eliminations or Eliminations/Reclassifications columns as part of these
           reconciliations. See ASC 280-10-50-31. See also ASC 280-10-55-48;
             Include amounts attributable to    Corporate    separately from
other reconciling
           items when reconciling from total reportable segment amounts to consolidated amounts, rather than as currently presented in a separate column. See ASC 280-
           10-50-15;
             Remove the Total Automotive column; and
             Ensure your resulting disclosure does not present consolidated amounts of the measure of segment profit or loss and other segment items as currently reflected in the Total column.

       Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing